Exhibit (d)(2)

10/7/03

OUTLINE OF PRINCIPAL TERMS

FOR

MANAGEMENT ARRANGEMENTS WITH NEWCO

1. Employment Agreements

For each of Messrs. Foy, Breslauer and Provenzano (the “Executive Team”). Whenever used herein, the term “Senior Management” means the Executive Team and George Landgrebe, Alex Tellez and Jim Mitchell.

•	Term: Evergreen

•	Duties:

•	James Foy: President and CEO of combined Concerto and Melita and subsidiaries (“Newco”) reporting to the board of directors.

•	Ralph Breslauer: Executive VP, Sales and Marketing of Newco reporting to the President.

•	Michael Provenzano: Executive Vice President, Finance & Chief Financial Officer of Newco reporting to the President.

•	Base Salary and Annual Bonus:

•	At least equal to present base salary and bonus potential and payable at customary times.

•	For 2003, Newco will continue the Concerto 2003 Bonus Plan for purposes of determining whether 2003 bonuses have been earned. Concerto’s 2003 Bonus Plan will be used as a guideline for developing Newco’s 2004 Bonus Plan and for subsequent years’ bonus plans, which plans will include targets set out in written bonus plans adopted annually by the Board, after consultation with management.

•	Annual increases at discretion of Board

•	Benefits/Expenses:

•	Reasonable and customary fringe benefits as are generally available to executive officers of Newco, which shall at least be comparable, in the aggregate, to current benefits, including

•	health insurance

•	term life insurance

•	disability insurance

•	401(k), with company match (to the extent offered by the Company)

•	Vacation program for Senior Management identical to that currently offered by Concerto

•	Reimbursement of business expenses, subject to customary reporting

•	Newco to pay legal fees and expenses associated with representing the Executive Team, estimated not to exceed $45,000.

•	Noncompetition:

•	Term to be co-terminous with severance payments.

•	Restriction during noncompete term against soliciting employees or customers away from or interfering with customers who have business relations with Newco or participating in a competing business (TBD).

•	Termination

•	with cause (narrowly defined, but to include repeated and willful failure to obey good faith, lawful directives of the Board that are consistent with the Executive’s title and position)

•	without cause

•	upon death

•	upon disability

•	by the Executive for good reason (narrowly defined).

•	by the Executive without good reason upon 60 days notice

•	by the Executive in the event of a change of control if the Executive notifies Newco prior to the change of control that he intends to terminate his employment effective as of the change of control and Executive does in fact resign effective as of the change of control (“Change of Control Termination”)

•	Severance:

•	Termination of employment by company without cause or resignation by the Executive for good reason or upon a Change of Control Termination:

•	Foy:

-	18 months base salary and continuation of benefits, plus bonus payout equal to prior year’s bonus

-	1 year of accelerated vesting on incentive equity

•	Breslauer:

-	12 months base salary and continuation of benefits, plus bonus payout equal to prior year’s bonus

-	6 months accelerated vesting on incentive equity

•	Provenzano:

-	12 months base salary and continuation of benefits, plus bonus payout equal to prior year’s bonus

-	6 months accelerated vesting on incentive equity

•

James Foy Retirement: If James Foy resigns after four years and does not then or during the consulting period specified below participate in a competing business, at his option he may continue as a consultant to Newco (and at Golden Gate Capital’s option, as a director to Newco) during the one year period immediately following any such resignation, it being agreed that such consulting engagement shall automatically renew for successive one year periods, unless either party provides the other party with written notice no later than 30 days prior to the expiration of the initial one year consulting engagement or any renewal thereof of such party’s intention not to renew Foy’s consulting engagement. During his consulting engagement, Newco shall (i) pay Foy annual consulting payments of $100,000 and (ii) continue

Foy’s health benefits at Newco’s expense during the consulting period and for an additional 18 months. Mr. Foy’s incentive equity will continue to vest during the term of his consultancy engagement.

•	Indemnification: customary indemnification protection from Newco.

•	Gross up for 280G on liquidity event. The Executive Team will cooperate with Newco to qualify the arrangements contemplated hereby for the private company exception to the Golden Parachute Payment rules under IRC Sections 280G and 4999, if applicable.

2. Equity Rollover

•	Newco equity will be common stock with a liquidation preference attached to the purchased/rollover equity. The purchased/rollover equity will bear a PIK dividend of 10% annually.

•	Existing common stock to be rolled over will be exchanged for the same class or classes of equity in Newco that will be owned by the Equity Sponsors, and with the same liquidation preference per share. To the extent the rollover is not tax-deferred, members of the Executive Team who roll over existing common stock (excluding stock options) will receive an additional payment sufficient to cover any foreign, federal and state income tax liability on the rollover (and on such payment).

•	Existing options to be rolled over will remain outstanding, but become exercisable for the same class of equity in Newco that will be owned by the Equity Sponsors, and with the same liquidation preference per share. Rollover options will be exercisable at any time, including after termination of employment. Provision will be made to enable holders of rollover options to participate in dividends or distributions made prior to exercise of the options.

•	Rollover options shall be rolled over for Newco options with an “embedded value” (determined by calculating the difference between the exercise price of such option to be issued by Newco and the value of the stock covered by such option to be issued by Newco) equal to (i) the product of (A) the total number of Concerto common shares otherwise issuable upon exercise of such rollover option and (B) the excess, if any, of the merger consideration per Concerto common share less the applicable exercise price per Concerto common share otherwise issuable upon exercise of such rollover option, minus (ii) the Deferred Compensation Amount (as defined below).

•	“Deferred Compensation Amount” means the aggregate exercise prices on the rollover options, which exercise prices will be equal to 25% of the cost per share paid by the Equity Sponsors’ for their shares of Class A* Common. The Deferred Compensation Amount will be an unfunded liability of Newco. The Deferred Compensation Amount shall be payable in full at the earlier of (a) 10 years, (b) consummation of an IPO, (c) consummation of a change of control and (d) ten days prior to the expiration of the exercisability of any rollover options. Notwithstanding the foregoing, the Company will pay the relevant member of the Executive Team all or any portion of their Deferred Compensation Amount so long as such proceeds are then immediately used by such member of the Executive Team to exercise rollover options. The amount of the deferred compensation obligation shall be fully vested with no forfeiture provision.

•	To illustrate the two preceding paragraphs, if (i) an Executive holds existing Concerto options with an aggregate value of $10 (merger consideration less strike price) and (ii) Newco shares are being issued at a price of $1 per share, the Executive would receive an option for 10 shares with a strike price of $.25 per share, and a Deferred Compensation Amount of $2.50.

•	At the time rollover options are exercised, Newco will pay the exercising member of the Executive Team a bonus sufficient to reduce the effective tax rate on the options from ordinary income to capital gains rates, but only to the extent Newco is then able to use the tax benefit from the exercise of the options.

•	Newco will also loan the Executive Team $2 million ($1 million of which will be 50% nonrecourse, and $1 million of which will be 25% nonrecourse), with note repayment deferred until a liquidity event occurs, for the purchase of additional shares of the same equity securities of Newco as are issued to the Equity Sponsors. The loans will bear interest at the IRS’ applicable federal rate

•	Melita valuation will be as set forth on Exhibit A.

•	Each member of the Executive Team agrees to rollover the number of shares of common stock and/or options exercisable therefor as set forth on Exhibit A attached hereto.

3. Incentive Equity

•	The incentive equity pool for Newco will be in three tranches:

•	Tranche 1 of the equity incentive pool will be for the number of Newco’s common shares set forth on Exhibit A attached hereto under the caption “Restricted Stock [1.0x]”, with a nominal strike price

•	Tranche 2 of the equity incentive pool will be for the number of Newco’s common shares set forth on Exhibit A attached hereto under the caption “Options [2.5x]”, with a strike price equal to a 2.5x return on the Equity Sponsors’ invested capital (ratcheting down to a 1.5x return if the Equity Sponsors liquidate their Newco ownership on or prior to the first anniversary of the closing of the merger; a 1.75x return if the Equity Sponsors liquidate their Newco ownership after the first anniversary and on or prior to the 18 month anniversary of the closing of the merger; a 2.0x return if the Equity Sponsors liquidate their Newco ownership after the 18 month anniversary and on or prior to the 24 month anniversary of the closing of the merger; and a 2.25x return if the Equity Sponsors liquidate their Newco ownership after the 24 month anniversary and on or prior to the 30 month anniversary of the closing of the merger).

•	Tranche 3 of the equity incentive pool will be for the number of Newco’s common shares set forth on Exhibit A attached hereto under the caption

“Options [4.0x]”, with a strike price equal to a 4.0x return on the Equity Sponsors’ invested capital

•	For illustrative purposes, a “2.5x return” on the Equity Sponsors’ capital means that for each $1.00 invested in common equity (whether in the form of purchased equity or rollover shares) the Equity Sponsors receive a return of that $1.00 plus an additional $1.50.

•	The Executive Team will receive the number of Newco’s common shares in each of the aforementioned three tranches set forth on Exhibit A attached hereto, increased proportionately to the extent that there are more than 85,000,000 purchase/rollover shares outstanding following the closing (treating rollover options as outstanding shares), but excluding any such increase resulting from the issuance of any equity incentive required to be given to any debt or preferred stock provider in connection with the merger financing (any such additional equity to be on then prevailing market terms, including with respect to price and other terms). Notwithstanding the foregoing, the $7 million of purchased equity to be made available to Wells Fargo Foothill and Highbridge is included in the baseline purchased/rollover equity account of $115 million, and such lender purchased equity of $7 million will not further dilute the management incentive equity described herein. Newco’s CEO, James Foy, will be responsible for proposing an allocation of the balance of the unallocated incentive equity among other management, subject to the approval of Newco’s Board of Directors.

•	Any forfeited incentive equity will, at the discretion of Newco’s Board of Directors in consultation with Newco’s CEO, James Foy, be reallocated among remaining management. Newco’s CEO, James Foy, will be responsible for proposing a reallocation of the forfeited incentive equity, subject to the approval of the Board of Directors.

•	All Tranches of the incentive equity program for Senior Management will take the form of restricted stock in a corporation. Upon achievement of the appropriate hurdle rate (i.e., after return of liquidation preference and achievement of the appropriate performance measures (e.g., 2.5x return and 4.0x return)), such restricted stock will be eligible to participate in dividends or distributions made prior to vesting of the restricted stock.

•	All incentive equity will vest over 4 years (“Time Vesting”), subject to acceleration and forfeiture, as discussed below. Time Vesting shall occur quarterly in the first year and monthly thereafter.

•	100% of Time Vesting incentive equity held by members of the Executive Team will accelerate upon a liquidity event (sale of Newco or a change of control), provided Executive is employed by Newco at the time of such liquidity event.

•	If the purchased/rollover equity bears a dividend (PIK or otherwise), increasing liquidation preference or other accretion, the incentive equity issued to Senior Management will either participate in such dividend, increasing liquidation preference or accretion or will otherwise be treated so as not to be adversely affected thereby.

•	If Executive is terminated, all unvested incentive equity will expire. Following termination of employment, Newco may repurchase any unvested incentive equity at the lower of cost or fair market value.

4. Management/Minority Rights

•	Board of Directors:

•	Newco’s CEO, James Foy, shall be a member of the Board. Newco’s CEO, James Foy, shall be entitled to nominate at least one director to Newco’s Board of Directors, subject to Golden Gate Capital’s approval.

•	Board shall meet at least quarterly.

•	The Board shall contain at least one independent director.

•	Preemptive Rights: Subject to certain agreed upon exempt issuances, each member of the Executive Team shall have a right of first offer to acquire his proportionate percentage of purchased/rollover equity of any issuance of equity by Newco.

•	Tag-Along Rights: Subject to certain agreed upon exceptions, if an Equity Sponsor decides to transfer all or a portion of its equity in Newco, each member of the Executive Team shall have the right to include in such transfer the same proportion of his purchased/rollover equity and any vested incentive equity as the Equity Sponsor transfers and to receive the same value per share as the Equity Sponsor with respect to such class of equity.

•	Drag-Along Rights: If an Equity Sponsor(s) is transferring more than 50% of the equity in Newco owned by all Equity Sponsors, at the request of such Equity Sponsor(s), all management shareholders will be required to transfer their shares on substantially the same terms and in the same proportion as any transfers made by the Equity Sponsor to unaffiliated third parties.

•	Registration Rights:

•	Members of the Executive Team will have pro rata registration rights in connection with a demand registration initiated by an Equity Sponsor.

•	Members of the Executive Team will have standard pro rata piggyback registration rights in connection with a registered offering by Newco.

•	Members of the Executive Team will be bound by a holdback agreement identical to that of the Equity Sponsors.

•	Management equity will be subject to prohibition on transfer, except as outlined above or customary transfers for tax planning, etc.

5. Conditions

•

Each party’s obligations with respect to the transactions outlined herein will be subject to (i) consummation of the Merger and (ii) execution and delivery of mutually satisfactory legal documentation evidencing the transactions contemplated hereby consistent with the terms outlined herein, it being agreed that each of the undersigned will negotiate in good faith to execute and deliver such documentation. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York and shall be a binding agreement of the undersigned.

Each of the parties hereto, intending to be legally bound, have executed and delivered this agreement as of October 7, 2003.

James Foy

Ralph Breslauer
Michael Provenzano
Melita International Ltd.

By:

Its: